Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Alpine Acquisition Corporation (the “Company”) on Form S-1 of our report dated April 28, 2021 except for the effects of the third paragraph of Note 8 as to which the date is July 20, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Alpine Acquisition Corporation as of March 1, 2021 and for the period from February 8, 2021 (inception) through March 1, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Melville, NY

July 20, 2021